MAIL STOP 0511
May 6, 2005
Steven R. Berrard
Chief Executive Officer
Services Acquisition Corp. International
401 East Olas Boulevard, Ste 1140
Fort Lauderdale, FL 33301

Re:	Services Acquisition Corp. International
Registration Statement on Form S-1
File No. 333-122812
      Amendment Filed on April 6, 2005

Dear Mr. Berrard,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Have you identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates?
Currently, you merely disclose that you have not "selected" a target business for combination. If management, the directors, or any affiliate, agent or other representative of any of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. We may have further comment.

2. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares (upon completion of the stock dividend) have an effective purchase price of $0.0078 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

3. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

4. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on;
if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
We may have further comment.

Prospectus Summary, page 1

5. Please note, in the discussion of the offering on page 2 or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

6. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $11.50 per share or more in order for the redemption rights to apply.

7. Provide, here or elsewhere in the prospectus as appropriate, a definition for the term "public shareholder" as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the "existing shareholders" of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, pursuant to open market purchases of units, common stock or warrants, or from the exercise of warrants held by such persons.

8. Briefly detail, here or elsewhere in the prospectus as appropriate, the "certain limited exceptions" to the requirement that all existing stockholders` shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

9. We note your response to comment 3 of our letter dated March
10,
2005. Considering your disclosure in risk factor 5, the statements regarding your beliefs added to this and the business section appear speculative. Also, because you already have disclosure regarding the characteristics you will focus upon, the statements regarding your beliefs on page 1 appears to add a promotional tone to your disclosure. Please consider removing such language.

10. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Broadband Capital Management (Broadband) determines" otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Broadband will consider in making the determination to allow earlier separate trading. If Broadband decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

11. We note that purchasers of your units will receive one share of common stock and one warrant, allowing them to purchase shares (following a business combination) at the price of $6.00 per share.
We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust. This appears to create an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

12. We note your disclosure here and on page 44 that the existing stockholders will escrow their shares for three years following the effectiveness of this registration statement. Please revise to discuss the "certain limited exceptions" (or provide a cross reference to your disclosure that discusses such exceptions) that would allow your existing stockholders to access their shares before the end of the three year period.

Risk Factors, page 6

13. We note your statement that additional risks "that [you] deem immaterial may also harm use or affect your investment." All material risks should be described. If risks are not deemed material, the company should not reference them. Please revise the disclosure accordingly.

14. In risk factor four, we note your disclosure that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

15. In the eighth risk factor, as well as numerous other places in the prospectus, you make reference to the fact that it is the company`s expectation that several of the members of the current management will remain with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management will be able to maintain its position with the company post-business combination.

Use of Proceeds, page 15

16. We note your response to comments 12 and 25. Please revise to include a risk factor discussing the factual situations that are disclosed on page 35 that apply to prior comments 12 and 25.
While
it appears that risk factor 23 addresses the noted disclosure, it does not address the fact that current management may consider the reimbursement of excess expenses in selecting a target business.

17. We note your response to comment 13. Please revise to clarify in this section if management will be able to receive compensation if they do not engage a third party to perform the due diligence.

Dilution, page 17

18. Refer to prior comment 14. It appears that the amount of net tangible book value applied in the tabular presentation for pro forma net tangible book value was calculated from the balance sheet as of
January 31, 2005 (instead of March 31, 2005, as presented). This also applies to the first sentence in the second paragraph of your narrative discussion. Consequently, any amounts calculated as a result of this error should be corrected. Please make all appropriate revisions.

Proposed Business, page 22

19. In the paragraph under the heading "We have not identified a target business or target industry," and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify the specific criteria the company will utilize in determining qualified business combination candidates
(i.e., fair market value of at least 80% of the company`s net assets, annual revenues between $xxx to $xxx, EBITDA of $xxx to $xxx, etc.), for each industry/segment, the number of segment participants that qualify as potential combination candidates given the company`s established criteria and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.

20. In the paragraph under the heading "Sources of target businesses," we note the disclosure that the company will not pay any finders or consulting fees to the officers, directors or existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the officers, directors and existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.

21. In the disclosure under the heading "Probable lack of business diversification," provide additional disclosure to clarify, in light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, how the company would be able to effectuate a business combination with more than one target business.

22. We note your response to comment 15 regarding the possibility that you may acquire a company that focuses on providing consumer services. It is unclear what is considered "better than average revenue growth" in light of your subsequent disclosure that you have not identified a "target industry." Please revise to elaborate. In general, the tone of this subsection appears promotional. Because of the speculative nature of your business, please limit your use of promotional language.

23. We note your response to comment 18. It appears that proposals that would result from "direct inquiry, public relations and marketing efforts" would be considered solicited. Please explain how
"public relations and marketing efforts" would not be considered a solicitation of proposals.

24. Please clarify if the omitted disclosure regarding your engagement with Broadband to "act as your investment banker in connection with [your] business combination" no longer applies.

Management, page 31

25. In the fourth full paragraph under the heading "Conflicts of Interest," clarify who is being referred to as "us" in connection with the person(s) to be contacted by the company`s officers and directors to consider conflicts of interest concerning potential transactions.

26. In the penultimate paragraph under "Conflicts of interest," clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder`s own discretion. In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering, pursuant to open market purchases, or pursuant to the exercise of warrants) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

27. We note your disclosure of the entities that your management and special advisors have been associated with. Please revise to briefly discuss the line of business for such entities.

28. Please clarify if the special advisors are affiliated with any of the members of management, or any existing stockholder. If not, please revise to discuss how they will be compensated. Also discuss the activities to be undertaken by the special advisors.

Principal Stockholders, page 37

29. We note your disclosure regarding management`s agreement with Broadband to make open market purchases of the warrants once separate trading begins, so long as the price does not exceed $1.20. This arrangement appears to be an additional mechanism for initial shareholders to retain an even larger portion of their ownership, than is disclosed in the risk factors section, following a business combination. Please revise to discuss this risk in the risk factors section.

30. Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

Certain Transactions, page 39

31. Briefly discuss the purpose for the 0.5714 stock dividend authorized by the company`s Board of Directors. To the extent that the purpose of the stock dividend was to lower the existing stockholders` effective purchase price to $0.0078 per share, discuss the motivations behind such determination and the benefit to the company of such a move. We may have further comment.


32. Provide the basis for the statement that "[A]ll ongoing and future transactions" between the company and its officers, directors or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.

Underwriting, page 45

33. Please revise to provide the pricing and quantity information for this section in your next amendment.



Part II
Exhibit

34. We note your response to comment 28. Supplementally, please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 824-5508.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Jeffrey P. Schultz
	Fax #  (212) 983-3115

	Steven Uslaner
	Fax # (212) 490-2990


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Services Acquisition Corp. International
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